UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of March, 2019

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	⊠	Form 40-F	⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	⃞	No	⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	⃞	No	⊠

Central Puerto: Ps. 17,185 Million in Net Results and New Expansion Projects

BUENOS AIRES, Argentina--(BUSINESS WIRE)--March 12, 2019--Central Puerto S.A. (“Central Puerto” or the “Company”) (NYSE: CEPU), one of the largest private sector power generation company in Argentina, as measured by generated power, reports its consolidated financial results for Fiscal Year 2018.

A conference call to discuss 2018 financial results will be held on March 12, 2019 at 13:00 Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of and for the year ended on December 31, 2018 include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods informed for comparative purposes. Growth comparisons refer to the same period of the prior year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the year ended on December 31, 2018, is not comparable to the Financial Statements previously published by the company.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the year ended on December 31, 2018 and the notes thereto, which will be available on the Company’s website.

A. Highlights

4Q2018 energy generation decreased 14% to 3,471 GWh, as compared to 4,039 GWh during the same period of 2017 (see section C. Main Operating Metrics), mainly due to a 44% decrease in the hydro generation, explained by the decision from CAMMESA to increase the water reserves for 2019’s Summer months and a reduction in the waterflow from the Limay and Collón Curá rivers.

Adjusted EBITDA increased to Ps. 31,989 million in 2018, a 461% increase compared to Ps. 5,705 million in 2017 (see section D. Financial).

Adjusted EBITDA (excluding CVOSA effect and FX differences and interest on FONI receivables) increased to Ps. 9,045 million in 2018, a 64% increase compared to Ps. 5,500 million in 2017 (see section D. Financial).

Consolidated Net income increased 227% to Ps. 17,185 in 2018, compared to Ps. 5262 million in 2017.

Net income for shareholders of Central Puerto, increased to Ps. 17,519 million in 2018, a 231% increase compared to Ps. 5,291 million in 2017 (see section D. Financial).

“During the fourth quarter we continued with the development of our expansion plans to increase our installed capacity, from both renewable and conventional sources.

This shows the strong commitment of Central Puerto, which even in a complex economic context, focuses in the future, consolidating itself as one of the leaders of the market, providing solutions to the energy requirements of Argentina”

Jorge Rauber, CEO Central Puerto

Res. SE 70/2018. On November 7, 2018 the Secretariat of Energy issued Res. 70/2018, which authorized generators to procure their own fuel for assets under the Energía Base Regulatory framework. If generation companies opt to take this option, CAMMESSA will value and pay the generators their respective fuel costs in accordance with the Variable Costs of Production (CVP) declared by each generator to CAMMESA. According to CAMMESA’s procedure, the machines with the lower CVPs are dispatched first, and consequently, may produce more electric energy.

The Agency in Charge of Dispatch (Organismo Encargado del Despacho or “OED” using the Spanish acronym) -CAMMESA- will continue to supply the fuel for those generation companies that do not take this option.

Application of IAS 29. Given that Argentina’s accumulated triennial inflation, either calculated based on the wholesale price index or the consumer price index, is currently over 100%, and the revised targets of the national government, and other available projections, indicate that this trend will not reverse in the short term, the Argentine economy is currently considered hyperinflationary under IAS 29. Under IAS 29, entities that must prepare their financial statements pursuant to IFRS, and whose functional currency is the Argentine peso, such as Central Puerto, must restate their financial statements relating to annual or intermediate periods. Such restatement must take place as if the economy had always been hyperinflationary, using a general price index that reflects changes in the purchasing power of the currency.

Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods, informed for comparative purposes.

B. Recent news

Purchase of Brigadier López plant. On February 27 Central Puerto was awarded the Brigadier López plant in the auction conducted by Integración Energética Argentina S.A. (IEASA).

The plant currently operates with a gas turbine (280 MW) in an open cycle configuration and is currently in advance stages to add a steam turbine in a combined cycle configuration, which will add 140 MW. Once completed, the combined cycle will increase its efficiency significantly, becoming one of the most efficient combined cycle of Argentina in terms of heat rate (approximately 1,485 Kcal/KWh), according to CAMMESA’s estimations. The power capacity and the energy produced will be taken by CAMMESA under PPA agreements.

The price offered for the transaction was US$ 165 million, from which US$ 155 million will be paid in cash, and US$ 10 million will be settled with the transfer of trade receivables owed to the company by CAMMESA (LVFVD), accrued under the Res. SE 95/13 regulatory framework.

Central Puerto will also assume US$ 161 million in debt, to be paid in 41 monthly equal installments starting on April 2019 and accruing a 6 months-Libor + 5% variable or 6.25% fixed interest rate, the highest.

The plant is expected to be transferred effectively on April 1, 2019.

New Regulatory framework for Energía Base Units. On March 1, 2019 the Secretariat of Renewable Resources and Electric Market issued Res. 1/2019, which replaces the tariff scheme for the Energía Base energy generation units. The table below sets forth the tariffs to be applied starting on March 2019, by source of generation:

Items	Thermal	Hydro
Power capacity payments Res. 1/19[1]

Up to US$ 7,000 per MW per month
during December, January, February, June, July and August

Up to US$ 5,500 per MW per month
during March, April, May, September, October and
November

These prices, are multiplied by a percentage, which depends
on the average Utilization Factor (UF) of each unit during
the previous last twelve months (mobile year):

  If UF >= 70%, the unit receives 100% of the price
  If the is between 30 and 70%, the machine receives UF*0.75+0.475 of the price (lineal proportion)
  If UF<30%, unit receives 70% of the price
US$ 3,000 per MW per month
Energy payments Res. 1/19[2]	US$ 5.4 per MWh for generation with natural gas US$ 8.4 per MWh for generation with fuel oil/gas oil	US$ 4.9 per MWh

1 Effective prices for capacity payment depended on the availability of each unit, and the achievement of the Guaranteed Bid Capacity (DIGO in Spanish) that each generator may send to CAMMESA twice a year.
2 Energy payments above mentioned includes the tariffs for energy generated and energy operated as mentioned in Res. SRRyME 1/2019.

C. Main operating metrics

The table below sets forth key operating metrics for 4Q2018, compared to 3Q2018 and 4Q2017, and 2018, compared to 2017:

Key Metrics	4Q 2018	3Q 2018	4Q 2017	Var % (4Q/4Q)	2018	2017	Var %
Continuing Operations
Energy Generation (GWh)	3,471	4,423	4,039	(14%)	14,479	15,626	(7%)
-Electric Energy Generation-Thermal	2,413	2,911	2,455	(2%)	10,042	11,901	(16%)
-Electric Energy Generation - Hydro	893	1,456	1,583	(44%)	4,216	3,725	13%
-Electric Energy Generation - Wind	165	56	-	N/A	221	-	N/A
Installed capacity (MW; EoP1)	3,810	3,810	3,791	1%	3,810	3,791	1%
-Installed capacity -Thermal (MW)	2,222	2,222	2,350	(5%)	2,222	2,350	(5%)
-Installed capacity - Hydro (MW)	1,441	1,441	1,441	0%	1,441	1,441	0%
-Installed capacity - Wind (MW)	147	147	-	N/A	147	-	N/A
Availability - Thermal[2]	94%	94%	91%	3 p.p.	89%	90%	(1 p.p.)
Steam production (thousand Tons)	256	286	289	(11%)	1103	1178	(6%)

Source: CAMMESA; company data.
1 EoP refers to “End of Period”
2 Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not included in the ratio.

In 4Q2018, energy generation from continuing operations decreased 14% to 4,422 GWh, compared to 4Q2017, mainly due to a 44% decrease in the hydro generation, explained by the decision from CAMMESA to increase the water reserves for 2019’s Summer months and reduction in the waterflow from the Limay and Collón Curá rivers, while thermal production in the period decreased 2. This decrease was partially offset by the increase in energy generation from the wind farms Achiras I and La Castellana I, which started operations on the 3Q2018. During 4Q2018, machine availability of thermal units was 94%, compared to 91% in 4Q2017, showing a sustained level and well above the market average availability for thermal units for the same period of 79%, according to data from CAMMESA.

Finally, steam production showed a 11% decrease totaling 256,000 tons produced during 4Q2018 compared to 289,000 tons during the 4Q2017, due to less demand by our client.

During 2018, energy generation from continuing operations decreased 7% to 14,479 GWh, compared to 2017, affected by a 16% decrease in thermal generation mainly due to scheduled maintenance in the Puerto Combined Cycle Plant during 2Q2018. The temporary impact on thermal production was partially offset by a 13% increase in hydro generation due to greater water flow, and the increase in energy production due to the star of operations of Achiras I and La Castellana I. During 2018, machine availability of thermal units was 89%, compared to 90% in 2017, mainly due to the above-mentioned extension (unscheduled) of the maintenance of the Puerto Combined Cycle Plant. Nonetheless, Central Puerto’s availability was higher than the market average of 79% for the same period, according to data from CAMMESA.

Finally, during 2018, steam production decreased 6% to 1,103,000 tons compared to 1,178,000 during the same period of 2017, due to less demand by our client.

Renewable energy

During 3Q2018, La Castellana I (99 MW) and Achiras I (48 MW) wind farms commenced their commercial operations. These plants generated and sold, under the RenovAr Program, a total of 165 GWh of electric energy during their first months of operations.

D. Financials

Main financial magnitudes of continuing operations

Million Ps.	2018	2017	Var %
Revenues	14,265	9,639	48%
Cost of sales	(6,487)	(5,199)	25%
Gross profit	7,779	4,439	75%
Administrative and selling expenses	(1,389)	(1,056)	32%
Operating income before other operating results	6,389	3,383	89%
Other operating results, net[1]	24,107	790	2,952%
Operating income	30,496	4,173	631%
Depreciation and Amortization	1,492	1,532	(3%)
Adjusted EBITDA[2]	31,989	5,705	461%
Which includes
• CVO effect	11,017	-	N/A
• Foreign Exchange Difference and interests related to FONI trade receivables	11,927	205	5,723%
Average exchange rate of period	28.18	16.57	70%
Exchange rate end of period	37.70	18.65	102%

NOTE: Exchange rates quoted by the Banco de la Nación Argentina are provided only as a reference. The average exchange rate is calculated as the average of the daily exchange rates quoted by the Banco de la Nación Argentina for wire transfers (divisas) for each period.

Adjusted EBITDA Reconciliation

Million Ps.	2018	2017	Var %
Consolidated Net income for the period[2]	17,185	5,262	227%
Result from exposure to the change in purchasing power of the currency	4,036	152	2,557%
Financial expenses	6,301	1,201	425%
Financial income	(2,280)	(1,559)	46%
Share of the profit of an associate	(1,074)	(1,173)	(8%)
Income tax expenses	6,604	1,081	511%
Net income of discontinued operations	(276)	(791)	(65%)
Depreciation and amortization	1,492	1,532	(3%)
Adjusted EBITDA[1,2]	31,989	5,705	461%
Which includes:
• CVO effect	11,017	-	N/A
• Foreign Exchange Difference and interests related to FONI trade receivables	11,927	205	13,564%

2018 Results Analysis

Revenues from continuing operations increased 48% to Ps. 14,265 million in the 2018, as compared to Ps. 9,639 million in 2017. The increase in revenues was mainly driven by:

(i) the tariff increase established by Res. 19/17, which set higher prices for energy generation and machine availability and set them in US dollars (2018 was fully-impacted by the November 2017 tariff increase),

(ii) an increase in the exchange rate for 2018 higher than the inflation for the period, which impacted tariffs set in US dollars, in terms of argentine pesos current at the end of the reporting period. As a reference, during 2018, the foreign exchange rate increased 102.2%, and inflation rate was 47.6%, while during 2017 the foreign exchange rate increased 17.4% and the inflation rate was 24.8%, and

(iii) the price for the self-supplied fuel recognized by CAMMESA, in accordance to Res. 70/18, for the natural gas used during November and December 2018, in some of the units under the Energía Base regulatory framework, which amounted Ps. 2,129 million.

This was partially offset by a 7% decrease in energy generation from continuing operations that totaled 14,479 GWh during 2018, and less availability from our thermal units during 2018, mainly because of the scheduled maintenance of the Puerto Combined Cycle Plant.

The table below sets forth the tariff scheme for Energía Base which was effective between November 2017 and February 2019, by source of generation:

	Thermal	Hydro
Capacity payments Res. 19/17[1]	Up to US$ 7,000 per MW per month	US$ 3,000 per MW per month
Energy payments Res. 19/17	US$ 7 per MWh for generation with natural gas US$ 10 per MWh for generation with fuel oil/gas oil	US$ 4.9 per MWh

1Effective prices for capacity payment depended on the availability of each unit, and the achievement of the Guaranteed Bid Capacity (DIGO in Spanish) that each generator may send to CAMMESA twice a year. For further details, see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme” in the annual report on Form 20-F filed with the SEC on April 27, 2018.

Gross profit increased 75% to Ps. 7,779 million, compared to Ps. 4,439 million in 2017. This increase was due to (i) the above-mentioned increase in revenues, and (ii) a less-than-proportional increase in costs of sales that totaled Ps. 6,487 million, a 25% increase as compared to Ps. 5,199 million in 2017. The increase in the cost of sales was primarily driven by:

(i) the cost of the self-supplied fuel purchased in accordance to Res. 70/18 described above for around Ps. 1.9 billion;

(iv) a higher cost of natural gas for the units that generate steam or electric energy under the Energía Plus framework, mainly due an increase in the exchange rate for 2018 that was higher than the inflation for the period, which impacted in the US dollars denominated price of natural gas, in terms of argentine pesos current at the end of the reporting period,. As a reference, during 2018, the foreign exchange rate increased 102.2%, and inflation rate was 47.6%, while during 2017 the foreign exchange rate increased 17.4% and the inflation rate was 24.8%, This was partially offset by lower prices in US dollars

This was partially offset by a 7.8% decrease in the non-fuel-related costs of production, mainly due to (i) a 7% decrease in energy generation, which resulted in a decrease of Ps. 119 million in maintenance costs, a Ps. 59 million decrease in depreciation, and a Ps. 23 million decrease in consumption of materials and spare parts, (ii) a decrease in Ps. 82 million decrease in the purchase of energy and power (iii) lower-than-inflation increases in costs such as compensation to employees and other long-term employee benefits.

As a consequence, Gross Profit Margin increased 8.5 p.p., reaching 55% in 2018.

Operating income before other operating results, net, increased 89% to Ps. 6,389 million, compared to Ps. 3,383 million in 2017. This increase was due to (i) the above-mentioned increase in gross profits, and (ii) a less-than-proportional increase in administrative and selling expenses that totaled Ps. 1,389 million, a 32% increase as compared to Ps. 1,056 million in 2017. This increase was mainly driven by (i) a 86% increase in taxes on bank account transactions, due to increased revenues, costs and capital expenditures completed during the period, (ii) a 270% increase in maintenance expenses mainly as a result of civil works conducted on the office buildings conducted during 2018, and (ii) a 26% increase in fees and compensation for professional services due to legal and financial advisory and consultancy services used during the period.

Adjusted EBITDA increased to Ps. 31,989 million in 2018, compared to Ps. 5,705 million in 2017. This exceptionally high increase was driven by (i) the increase in operating results before other operating income, net mentioned above; (ii) a Ps. 11,017 million during the 2018 from a one-time-gain from the CVO Commercial Operation Approval (the “CVO effect”) and (iii) Ps. 13,953 million during the 2018 from the foreign exchange difference and interest accrued on the trade receivables denominated in US dollars, mainly from FONI trade receivables.

Net income increased to Ps. 17,185 million or Ps. 11.64 per share, in 2018, compared to Ps. 5,262 million or Ps. 3.52 per share, in 2017. In addition to the above-mentioned factors, net income was (i) negatively impacted by higher financial expenses that amounted to Ps. 6,301 million in 2018, compared to Ps. 1201 million in 2017, and (ii) positively impacted by higher financial income which amounted to Ps. 2,280 million during 2018, compared to Ps. 1,559 million in 2017, in each case under (i) and (ii), mainly due to the foreign exchange difference over US dollar denominated debt and financial assets (which excludes FONI and other trade receivables). Additionally, during 2018, the results from discontinued operation decreased to Ps. 276 million during 2018, compared to Ps. 791 million in 2017, and the results from the share of profit of associates decreased to Ps. 1,074 million in 2018, as compared to Ps. 1,173 million in 2017, mainly due to an extraordinary gain from TGM registered in 2017, partially offset by better results from the operations of Ecogas.

Finally, results from exposure to the change in the purchasing power of the currency totaled Ps. 4,036,196 million in 2018, as compared to Ps. 151 million in 2017.

FONI collections increased to Ps. 654 million in 2018, compared to Ps. 573 million in 2017 -both including VAT- (equivalent to approximately US$ 17 million and US$ 15 million, respectively, at the exchange rate as of December 31, 2018), in both cases associated to the FONI trade receivables for San Martín and Manuel Belgrano Plants. As for the trade receivables associated with the CVO agreement, all the documentation has been finalized by CAMMESA and the collection is expected to start on March 2019.

Financial Situation

As of December 31, 2018, the Company and its subsidiaries showed a strong balance sheet with Cash and Cash Equivalents of Ps. 230 million, and Other Current Financial Assets of Ps. 1,965 million.

Loans and borrowings totaling Ps. 5,877 million were received mainly by Central Puerto’s subsidiaries CP Achiras and CP La Castellana, to finance the construction of La Castellana I and Achiras I wind farms. From these, Ps. 673 million were current (due date of less than one year), and Ps. 5,204 million were non-current. The IFC-IIC facilities have to be repaid in 52 quarterly equal installments started to be paid on February 2019 in the case of CP La Castellana, will start to be paid on May 2019, in the case of CP Achiras.

Million Ps.		As of December 31, 2018
Cash and cash equivalents		159
Other financial assets		1,914
Financial Debt		0
Subtotal Individual Net Cash Position		2,072
Cash and cash equivalents of subsidiaries		71
Other financial assets of subsidiaries		51
Financial Debt of subsidiaries Composed of:		(5,877)
Financial Debt of subsidiaries (current)	(673)
Financial Debt of subsidiaries (non-current)	(5,204)
Subtotal Subsidiaries Net Cash Position		(5,755)
Consolidated Net Cash Position		(3,682)

Cash Flows for 2018

Net cash provided by operating activities was Ps. 4,613 million during 2018. This cash flow arises from Ps. 24,243 million from the operating income from continuing operations obtained during the 2018, minus the non-cash items included in it, which were mainly: (i) Ps. 11,017 million from the one-time CVO receivables update and interest, (ii) Ps. 11,404 million from trade receivables foreign exchange difference, and (iii) Ps. 4,240 million from income tax paid.

Net cash used in investing activities was Ps. 5,070 million in 2018. This amount was mainly due to (i) payments that amounted to Ps. 6,958 million for the purchase of property, plant and equipment for the construction of Achiras I and La Castellana I wind farms, and thermal cogeneration units Terminal 6 and Luján de Cuyo. This was partially offset by partially offset by (i) Ps. 293 million obtained by the sale of short-term financial assets, net, (ii) Ps. 934 million from proceeds from dividends from associates, specially Ecogas and TGM and (iii) Ps. 626 million from the proceeds of the La Plata Plant Sale.

Net cash provided by financing activities was Ps. 687 million in 2018. The main financing activities during 2018 were the above-mentioned long-term loans received by CP Achiras and CP La Castellana, for the construction of the Achiras I and La Castellana I wind farms for a net amount of Ps. 2,257 million, after deducting the repayment of short-term loans during 2018, which was partially offset by (i) Ps. 1,418 million in cash dividend distributed to Central Puerto’s stockholders, and (ii) Ps. 461 million paid in interest and financial expenses.

E. Tables

a. Consolidated Income Statement

	2018	2017
	Thousand Ps.	Thousand Ps.

Revenues	14,265,370	9,638,568
Cost of sales	(6,486,698)	(5,199,149)
Gross income	7,778,672	4,439,419

Administrative and selling expenses	(1,389,336)	(1,056,257)
Other operating income	13,222,842	930,062
Other operating expenses	(132,881)	(140,138)
CVO receivables update and interests	11,017,014	-
Operating income	30,496,311	4,173,086

Results due to exposure to the change in the purchasing power of the currency	(4,036,196)	(151,904)
Finance Income	2,280,193	1,558,816
Finance Expenses	(6,300,881)	(1,200,654)
Share of the profit of associates	1,074,185	1,173,004
Income before income tax form continuing operations	23,513,612	5,552,348
Income tax for the period	(6,604,351)	(1,081,177)
Net income for the period from continuing operations	16,909,261	4,471,171

DISCONTINUED OPERATIONS

Net income for the period from non-continuing operations	276,177	791,274

Net income for the period	17,185,438	5,262,445

b. Consolidated Statement of Financial Position

	As of December 31, 2018	As of December 31, 2017
	Thousand Ps.	Thousand Ps.
Assets
Non-current assets
Property, plant and equipment	22,567,418	17,451,669
Intangible assets	2,235,230	1,988,603
Investment in associates	1,998,336	1,830,138
Trade and other receivables	16,671,608	3,842,054
Other non-financial assets	222,955	18,782
Assets due to differed taxes	-	2,996
Inventories	74,687	71,187
	43,770,234	25,205,429
Current assets
Inventories	220,896	194,640
Other non-financial assets	495,130	695,313
Trade and other receivables	10,579,028	5,733,942
Other financial assets	1,964,630	1,639,941
Cash and cash equivalents	229,948	130,863
	13,489,632	8,394,699
Assets held-for-sale	-	748,866
Total assets	57,259,866	34,348,994

Equity and liabilities
Capital stock	1,514,022	1,514,022
Adjustment to capital stock	11,442,144	11,442,144
Legal and other reserves	383,393	162,480
Voluntary reserve	4,406,281	1,019,873
Retained earnings	14,715,337	2,206,313
Accumulated other comprehensive income	0	207,999
Equity attributable to shareholders of the parent	32,461,177	16,552,831
Non-controlling interests	467,677	478,704
Total Equity	32,928,854	17,031,535

Non-current liabilities
Other non-financial liabilities	1,958,883	692,009
Other loans and borrowings	5,204,030	2,183,278
Borrowings from CAMMESA	1,004,304	1,558,485
Compensation and employee benefits liabilities	148,470	166,983
Deferred income tax liabilities	4,793,384	3,847,033
	13,109,071	8,447,788
Current liabilities
Trade and other payables	1,729,909	1,501,885
Other non-financial liabilities	1,660,944	973,971
Borrowings from CAMMESA	1,812,910	2,588,283
Other loans and borrowings	672,668	746,503
Compensation and employee benefits liabilities	391,168	477,136
Income tax payable	4,416,843	1,619,402
Provisions	537,499	610,476
	11,221,941	8,517,656
Liabilities associated with the assets held for sale	0	352,015
	11,221,941	8,869,671
Total liabilities	24,331,012	17,317,459
Total equity and liabilities	57,259,866	34,348,994

c. Consolidated Statement of Cash Flow

	2018	2017
	Thousand Ps.	Thousand Ps.
Operating activities
Net Income for the period before income tax from continuing operations	23,513,612	5,552,348
Net Income for the period before income tax from discontinued operations	328,814	1,181,290
Net Income for the period before income tax	23,842,426	6,733,638

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	1,142,555	1,202,111
Disposal of property, plant and equipment	104,378	1,351
Amortization of intangible assets	349,674	413,037
CVO receivables update and interests	(11,017,014)	-
Interest earned from customers	(1,623,309)	(437,583)
Financial income	(2,280,193)	(1,558,816)
Financial expenses	6,300,881	1,200,654
Share of the profit of associates	(1,074,185)	(1,173,004)
Provision for depreciation of materials	37,895	34,401
Stock-based payments	13,369	5,155
Movements in provisions and long-term employee benefit plan expenses	(40,352)	121,380
Trade receivables foreign exchange difference	(11,403,596)	(116,699)
Income from the sale of La Plata plant	(229,054)	-
Result from exposure to the change in purchasing power of the currency	(2,279,554)	(766,906)

Working capital adjustments:
Increase in trade and other receivables	5,187,097	(1,147,271)
Decrease (Increase) in other non-financial assets and inventories	(30,750)	(343,515)
Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	1,808,271	(54,486)
	(15,033,887)	(2,620,191)
Interest received from customers	44,358	119,293
Income tax paid	(4,240,036)	(1,161,769)
Net cash flows provided by operating activities	4,612,861	3,070,971

Investing activities
Purchase of property, plant and equipment	(6,958,953)	(5,734,812)
Cash flows generated from the sale of La Plata plant	625,905	-
Dividends received	970,084	59,470
Sale of available-for-sale assets, net	292,639	2,394,118
Purchase of investment in associates	-	(9)
Net cash flows provided by investing activities	(5,070,325)	(3,281,233)

Financing activities
Short term loans (settlements) proceeds, net	(23,139)	(1,089,069)
Long term loans received	4,374,978	2,840,834
Long term loans paid	(2,095,109)	(1,654,794)
Borrowings received from CAMMESA	-	1,023,563
Interests and other loan costs paid	(461,443)	(71,113)
Dividends paid	(1,417,639)	(1,888,971)
Contributions from non-controlling interests	309,764	497,762
Net cash flows provided (used in) by financing activities	687,412	(341,788)

Net decrease (increase) in cash and cash equivalents	(676,887)	39,646
Exchange difference and other financial results	1,331,368	66,978
Results due to exposure to the change in the purchasing power of the currency	(555,396)	(31,056)
Cash and cash equivalents as of January 1	130,863	55,295
Cash and cash equivalents as of December 31	229,948	130,863

F. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s the 2018 results on March 13, 2019 at 13:00 New York Time / 14:00 Buenos Aires Time.

The hosts will be Mr. Jorge Rauber, Chief Executive Officer, and Mr. Fernando Bonnet, Chief Financial Officer. To access the conference call, please dial:

United States Participants (Toll Free) : +1-888-317-6003
Argentina Participants (Toll Free) : 0800-555-0645
International Participants : +1-412-317-6061
Passcode : 8003588

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at http://investors.centralpuerto.com/. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

You may find additional information on the Company at:

  http://investors.centralpuerto.com/
  www.sec.gov
  www.cnv.gob.ar

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

  “CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;
  “CVP” refers to Variable Cost of Production of producing energy, which may be declared by the generation companies to CAMMESA;
  “CVO effect” refers to the CVO receivables update and interests triggered by the CVO Plant Commercial Operation Approval, which generated a Ps. 11,017 million one-time-gain accrued during the 1Q2018;
  “Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), and its controlling company Inversora de Gas Cuyana (“IGCU”) and Distribuidora de Gas del Centro (“DGCE”), and its controlling company Inversora de Gas del Centro (“IGCE”);
  “Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, and, since February 2017, regulated by Resolution SEE No. 19/17;
  “FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;
  “MATER”, refers to Mercado a Término de Energía Renovable, is the regulatory framework that allows generators to sell electric energy from renewable sources directly to large users.
  “p.p.”, refers to percentage points;
  “TGM” refers to Transportadora de Gas del Mercosur S.A.;

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Support website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov).

Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation and amortization, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

• Adjusted EBITDA does not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;

• Adjusted EBITDA does not reflect our finance expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other finance income;

• Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes;

• although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

• although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and

• other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

CONTACT:
Chief Financial Officer
Fernando Bonnet

Investor Relations Officer
Tomás Daghlian

Tel (+54 11) 4317 5000 ext.2192
inversores@centralpuerto.com
www.centralpuerto.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 12, 2019	By:	/s/ FERNANDO BONNET
	Name:	Fernando Bonnet
	Title:	Attorney-in-Fact